Registration No.  333-61706
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 543

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on May 31, 2001 at 2:00 p.m. pursuant to Rule 487.

                    ________________________________

                       Target VIP Portfolio Series

                                 FT 543

FT 543 is a series of a unit investment trust, the FT Series. FT 543 consists of a single portfolio known as Target VIP Portfolio Series (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying six uniquely specialized strategies. The Trust seeks to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


               The date of this prospectus is May 31, 2001

                      Table of Contents

Summary of Essential Information                           3
Fee Table                                                  4
Report of Independent Auditors                             5
Statement of Net Assets                                    6
Schedule of Investments                                    7
The FT Series                                             10
Portfolio                                                 10
Risk Factors                                              13
Hypothetical Performance Information                      15
Public Offering                                           15
Distribution of Units                                     18
The Sponsor's Profits                                     19
The Secondary Market                                      19
How We Purchase Units                                     19
Expenses and Charges                                      19
Tax Status                                                20
Retirement Plans                                          22
Rights of Unit Holders                                    22
Income and Capital Distributions                          22
Redeeming Your Units                                      23
Investing in a New Trust                                  24
Removing Securities from the Trust                        25
Amending or Terminating the Indenture                     25
Information on the Sponsor, Trustee and Evaluator         26
Other Information                                         27

                     Summary of Essential Information

                       Target VIP Portfolio Series
                                 FT 543


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                   39,992
Fractional Undivided Interest in the Trust per Unit (1)                                                     1/39,992
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                         $    9.900
   Maximum Transactional Sales Charge of 2.65% of the Public Offering Price per Unit
      (2.677% of the net amount invested, exclusive of the deferred sales charge) (3)                     $     .265
   Less Deferred Sales Charge per Unit                                                                    $    (.165)
Public Offering Price per Unit (4)                                                                        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                           $    9.735
Redemption Price per Unit
    (based on aggregate underlying value of Securities less the deferred sales charge) (5)                $    9.735
Cash CUSIP Number                                                                                         30266H 728
Reinvestment CUSIP Number                                                                                 30266H 736
Fee Accounts Cash CUSIP Number                                                                            30266H 744
Fee Accounts Reinvestment CUSIP Number                                                                    30266H 751
Security Code                                                                                                  60875
Ticker Symbol                                                                                                 FTVIPX

First Settlement Date                                 June 5, 2001
Rollover Notification Date                            September 1, 2002
Special Redemption and Liquidation Period             September 15, 2002 to September 30, 2002
Mandatory Termination Date (6)                        September 30, 2002
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 2001.
Income Distribution Date (7)                          Last day of June and December, commencing December 31, 2001.

__________________

(1) As of the close of business on June 1, 2001, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to you. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 16 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                1.00%(a)      $.100
Deferred sales charge                                                                               1.65%(b)      $.165
Creation and development fee cap over the life of the Trust                                         0.30%(c)      $.030
                                                                                                    _______       _______
(the annual creation and development fee is .30% of average daily net assets for the Trust, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                                                     2.95%         $.295
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                        .250%(d)      $.0250
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                              .060%         $.0060
Trustee's fee and other operating expenses                                                          .308%(f)      $.0307
                                                                                                    _______       _______
Total                                                                                               .368%         $.0367
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year        3 Years       5 Years       10 Years
______        _______       _______       ________
$357          $884          $1,437        $2,942

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge of 2.65% and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.165 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in ten monthly installments commencing October 19, 2001.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. For as long as you own Units, this fee will be accrued daily based on the Trust's net asset value at the annual rate of
 .30%. You will only be charged the creation and development fee while you own Units. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment would be greater than .30%. However, in no event will we collect over the life of the Trust more than .30% of your initial investment.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 543


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 543, comprising the Target VIP Portfolio Series (the "Trust"), as of the opening of business on May 31, 2001 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Chase Manhattan Bank, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets as of the opening of business on May 31, 2001, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 543, comprising the Target VIP Portfolio Series, at the opening of business on May 31, 2001 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
May 31, 2001

                           Statement of Net Assets

                       Target VIP Portfolio Series
                                 FT 543


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $395,922
Less liability for reimbursement to Sponsor for organization costs (3)                                     (1,000)
Less liability for deferred sales charge (4)                                                               (6,599)
                                                                                                         ________
Net assets                                                                                               $388,323
                                                                                                         ========
Units outstanding                                                                                          39,992

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $399,921
Less maximum transactional sales charge (5)                                                               (10,598)
Less estimated reimbursement to Sponsor for organization costs (3)                                         (1,000)
                                                                                                        _________
Net assets                                                                                               $388,323
                                                                                                         ========

______________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $500,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0250 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.165 per Unit), payable to us in ten equal monthly installments beginning on October 19, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through July 19, 2002. If you redeem Units before July 19, 2002 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum transactional sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 2.65% of the Public Offering Price (equivalent to 2.677% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                          Schedule of Investments

                       Target VIP Portfolio Series
                                 FT 543


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                 Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   _____________
          Dow(sm) DART 5 Strategy Stocks (16.66%):
          _______________________________________
  288     DD          E.I. du Pont de Nemours and Company                          3.33%            $ 45.800    $ 13,190
  458     HWP         Hewlett-Packard Company                                      3.34%              28.830      13,204
  117     IBM         International Business Machines Corporation                  3.33%             112.650      13,180
  430     MCD         McDonald's Corporation                                       3.33%              30.690      13,197
  205     PG          The Procter & Gamble Company                                 3.33%              64.370      13,196

          European Target 20 Strategy Stocks (16.63%):
          ____________________________________
  169     AA NA       ABN AMRO Holding NV                                          0.84%              19.564       3,306
  190     ANL LN      Abbey National Plc                                           0.83%              17.362       3,299
  838     BG/ LN      BG Group Plc                                                 0.83%               3.939       3,301
  431     BATS LN     British American Tobacco Plc                                 0.83%               7.663       3,303
  254     CGNU LN     CGNU Plc                                                     0.83%              13.014       3,306
  503     CW/ LN      Cable & Wireless Plc                                         0.83%               6.560       3,300
  442     CPG LN      Compass Group Plc                                            0.83%               7.471       3,302
   72     DCX GY      DaimlerChrysler AG                                           0.84%              45.953       3,309
  301     DGE LN      Diageo Plc                                                   0.83%              10.951       3,296
  200     ELE SM      Endesa SA                                                    0.83%              16.461       3,292
1,037     ENEL IM     Enel SpA                                                     0.83%               3.181       3,299
  129     FORB BB     Fortis (B)                                                   0.83%              25.609       3,304
  264     HSBA LN     HSBC Holdings Plc                                            0.83%              12.509       3,302
  293     HFX LN      Halifax Group Plc                                            0.83%              11.271       3,302
  341     KPN NA      Koninklijke (Royal) KPN NV                                   0.83%               9.679       3,301
  329     LLOY LN     Lloyds TSB Group Plc                                         0.83%              10.033       3,301
  294     PRU LN      Prudential Plc                                               0.84%              11.242       3,305
  235     RTR LN      Reuters Group Plc                                            0.83%              14.017       3,294
  238     SPI IM      San Paolo-IMI SpA                                            0.83%              13.872       3,302
  448     SPW LN      ScottishPower Plc                                            0.83%               7.364       3,299

          Nasdaq Target 15 Strategy Stocks (16.68%):
          ____________________________________
  188     AMAT        Applied Materials, Inc.                                      2.33%              48.950       9,203
   63     BBBY        Bed Bath & Beyond Inc.                                       0.47%              29.670       1,869
   33     BGEN        Biogen, Inc.                                                 0.50%              60.080       1,983
   38     BMET        Biomet, Inc.                                                 0.44%              45.500       1,729
  200     CMCSK       Comcast Corporation (Class A Special)                        2.10%              41.670       8,334
   66     CPWR        Compuware Corporation                                        0.17%               9.950         657
   97     COST        Costco Wholesale Corporation                                 0.92%              37.290       3,617
  601     DELL        Dell Computer Corporation                                    3.71%              24.410      14,670
   44     KLAC        KLA-Tencor Corporation                                       0.55%              49.580       2,182
   29     MCHP        Microchip Technology Incorporated                            0.16%              22.450         651
  238     MSFT        Microsoft Corporation                                        4.16%              69.190      16,467
   18     MOLX        Molex Incorporated                                           0.16%              35.750         644
   14     PCAR        PACCAR Inc.                                                  0.17%              48.010         672
   68     PSFT        PeopleSoft, Inc.                                             0.67%              39.090       2,658
   44     SSCC        Smurfit-Stone Container Corporation                          0.17%              14.930         657

                     Schedule of Investments (cont'd.)

                       Target VIP Portfolio Series
                                 FT 543


                    At the Opening of Business on the
                  Initial Date of Deposit-May 31, 2001


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   _____________
          S&P Target 10 Strategy Stocks (16.68%):
          ______________________________________
146       ALL         The Allstate Corporation                                      1.67%           $45.210      $6,601
105       BA          The Boeing Company                                            1.67%            63.050       6,620
 92       CAH         Cardinal Health, Inc.                                         1.67%            71.750       6,601
 92       LEH         Lehman Brothers Holdings Inc.                                 1.67%            71.970       6,621
 95       LTR         Loews Corporation                                             1.66%            69.200       6,574
194       MCK         McKesson HBOC, Inc.                                           1.67%            34.020       6,600
129       MO          Philip Morris Companies Inc.                                  1.67%            51.190       6,604
112       PPL         PPL Corporation                                               1.67%            59.100       6,619
197       TJX         The TJX Companies, Inc.                                       1.67%            33.470       6,594
144       THC         Tenet Healthcare Corporation                                  1.66%            45.710       6,582

          Target Small-Cap Strategy Stocks (16.68%):
          _________________________________________
 27       CTAC        1-800 CONTACTS, Inc.                                          0.16%            23.760         642
125       ADIC        Advanced Digital Information Corporation                      0.55%            17.570       2,196
 39       PLB         American Italian Pasta Company                                0.39%            39.090       1,525
 96       AREM        AremisSoft Corporation                                        0.34%            14.150       1,358
 64       AGY         Argosy Gaming Company                                         0.39%            24.100       1,542
 95       ACAI        Atlantic Coast Airlines Holdings, Inc.                        0.60%            25.000       2,375
 50       BARZ        BARRA, Inc.                                                   0.54%            43.110       2,155
154       BORL        Borland Software Corporation                                  0.35%             9.100       1,401
 62       PLCE        The Children's Place Retail Stores, Inc.                      0.46%            29.440       1,825
 68       CRK         Comstock Resources, Inc.                                      0.20%            11.480         781
115       DDIC        DDi Corp.                                                     0.58%            19.930       2,292
 98       EGR         The Earthgrains Company                                       0.65%            26.150       2,563
 44       EVG         Evergreen Resources, Inc.                                     0.50%            44.550       1,960
 43       IMPH        IMPATH Inc.                                                   0.41%            38.000       1,634
 64       SYXI        IXYS Corporation                                              0.21%            12.950         829
156       ICST        Integrated Circuit Systems, Inc.                              0.64%            16.200       2,527
100       KBH         KB Home                                                       0.64%            25.200       2,520
 53       KWD         Kellwood Company                                              0.31%            23.160       1,227
 34       MAPS        MapInfo Corporation                                           0.25%            29.100         989
 49       MMS         MAXIMUS, Inc.                                                 0.46%            36.800       1,803
 53       MRCY        Mercury Computer Systems, Inc.                                0.64%            47.700       2,528
 20       MOND        Robert Mondavi Corporation (Class A)                          0.25%            49.000         980
167       NR          Newpark Resources, Inc.                                       0.55%            12.910       2,156
 52       OLOG        Offshore Logistics, Inc.                                      0.29%            22.200       1,154
 75       OMI         Owens & Minor, Inc.                                           0.36%            19.060       1,430
 46       PKE         Park Electrochemical Corp.                                    0.25%            21.530         990
 94       RGIS        Regis Corporation                                             0.46%            19.440       1,827
148       RI          Ruby Tuesday, Inc.                                            0.64%            17.200       2,546
 40       POOL        SCP Pool Corporation                                          0.36%            35.250       1,410
 77       SWBT        Southwest Bancorporation of Texas, Inc.                       0.61%            31.560       2,430

                     Schedule of Investments (cont'd.)

                       Target VIP Portfolio Series
                                 FT 543


 At the Opening of Business on the Initial Date of Deposit-May 31, 2001


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1)                                                  Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   _____________
          Target Small-Cap Strategy Stocks (cont'd.):
          __________________________________________
 97       SMRT        Stein Mart, Inc.                                              0.27%            $ 10.990      $ 1,066
 58       SYMM        SymmetriCom, Inc.                                             0.22%              15.000          870
 53       UTEK        Ultratech Stepper, Inc.                                       0.25%              18.550          983
 75       UNS         Unisource Energy Corporation                                  0.47%              24.600        1,845
 84       UNT         Unit Corporation                                              0.45%              20.980        1,762
 41       VANS        Vans, Inc.                                                    0.24%              23.210          952
 30       VITL        Vital Signs, Inc.                                             0.26%              34.450        1,034
 62       WCNX        Waste Connections, Inc.                                       0.47%              29.910        1,854
108       WERN        Werner Enterprises, Inc.                                      0.53%              19.370        2,092
110       WWW         Wolverine World Wide, Inc.                                    0.48%              17.120        1,883

          Value Line Target Strategy Stocks (16.67%):
          __________________________________________
167       ANF         Abercrombie & Fitch Co.                                       1.70%              40.280        6,727
121       AEOS        American Eagle Outfitters, Inc.                               1.09%              35.790        4,331
  9       AMN         Ameron International Corporation                              0.16%              70.800          637
 13       BZH         Beazer Homes USA, Inc.                                        0.20%              59.530          774
 45       BKH         Black Hills Corporation                                       0.63%              55.360        2,491
 46       CEC         CEC Entertainment Inc.                                        0.63%              53.900        2,479
 35       CECO        Career Education Corporation                                  0.46%              52.000        1,820
367       CMX         Caremark Rx, Inc.                                             1.48%              15.950        5,854
 45       CHS         Chico's FAS, Inc.                                             0.35%              30.750        1,384
 46       COLM        Columbia Sportswear Company                                   0.79%              68.100        3,133
 69       HKF         Hancock Fabrics, Inc.                                         0.17%               9.530          658
 33       HOTT        Hot Topic, Inc.                                               0.25%              30.190          996
 38       HOV         Hovnanian Enterprises, Inc. (Class A)                         0.16%              17.180          653
 40       ESI         ITT Educational Services, Inc.                                0.34%              34.010        1,360
 85       LNCR        Lincare Holdings Inc.                                         1.23%              57.500        4,887
 40       MDC         M.D.C. Holdings, Inc.                                         0.32%              32.010        1,280
 13       NVR         NVR, Inc.                                                     0.56%             170.550        2,217
111       OMM         OMI Corporation                                               0.22%               7.770          862
239       PPL         PPL Corporation                                               3.57%              59.100       14,125
 90       PPDI        Pharmaceutical Product Development, Inc.                      0.73%              32.300        2,907
 52       RL          Polo Ralph Lauren Corporation                                 0.40%              30.350        1,578
 55       RLRN        Renaissance Learning, Inc.                                    0.53%              38.240        2,103
 21       RYL         The Ryland Group, Inc.                                        0.24%              44.200          928
 25       STRA        Strayer Education, Inc.                                       0.29%              45.060        1,127
 20       WTSLA       The Wet Seal, Inc. (Class A)                                  0.17%              33.800          676
                                                                                    _______                        _______
                           Total Investments                                         100%                         $395,922
                                                                                    =======                      =========

___________________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. While we have attempted to weight each of the strategies evenly, slight variations have occurred as a result of rounding and the fact that only whole shares are purchased for the Trust. We entered into purchase contracts for the Securities on May 30, 2001. The Trust has a mandatory termination date of September 30, 2002.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on May 30, 2001, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) are $395,250 and $672, respectively.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which the prospectus relates, FT 543, consists of a single portfolio known as Target VIP Portfolio Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.


When you invest in the Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of the Trust is to provide the potential for an above-average total return. To achieve this objective the Trust will invest in the common stocks of companies which are selected by applying six uniquely specialized strategies. While each of these strategies also seeks to provide an above-average total return, each follows a different investment strategy. The Trust seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The Trust provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market. The composition of the Trust on the Initial Date of Deposit is as follows:


- Approximately 1/6 common stocks which comprise the Dow(sm) Dividend and Repurchase Target ("DART") 5 Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise the Nasdaq Target 15
Strategy;

- Approximately 1/6 common stocks which comprise the S&P Target 10
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target Strategy.

Because the Trust's life is short (approximately 16 months), we cannot guarantee that the Trust will achieve its objective or that the Trust will make money once expenses are deducted.

Portfolio Strategies.

The Dow(sm) DART 5 Strategy.

The Dow(sm) DART 5 Strategy selects a portfolio of five Dow Jones Industrial Average ("DJIA") stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving this Strategy's investment objective. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1." The Dow(sm) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the ten stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the European Target 20 Strategy because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The European Target 20 Strategy is determined as follows:


Step 1:We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain,
Sweden, Switzerland and the United Kingdom by dividend yield as of three business days prior to the date of this prospectus.


Step 2:We select the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

The Nasdaq Target 15 Strategy.

The Nasdaq Target 15 Strategy selects a portfolio of the 15 Nasdaq 100 Index stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq 100 Index as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 Strategy.

The stocks which comprise The Nasdaq Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise approximately less than 1% or 25% or more of the Nasdaq Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 10 Strategy.

The S&P Target 10 Strategy selects a portfolio of 10 of the largest S&P 500 Index stocks with the lowest price-to-sales ratios and greatest one-year price appreciation as a means to achieving its investment objective. The S&P Target 10 Strategy stocks are determined as follows:

Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of two business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest 1-year stock price appreciation are selected for The S&P Target 10 Strategy.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy is determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $2 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

Value Line(R) Target Strategy.

The Value Line(R) Target Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 94% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on a long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line Target Strategy is determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following screens as of two business days prior to the date of this prospectus.

Step 2:We screen for consistent growth by ranking these remaining stocks based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then screen for profitability by ranking the stocks by their return on assets.

Step 4:Finally, we screen for value by ranking the stocks based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line(R) Target Strategy.

The stocks which comprise the Value Line(R) Target Strategy are weighted by market capitalization subject to the restriction that no stock will comprise approximately less than 1% or 25% or more of the Value Line(R) Target Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Please note that we applied each strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

"Dow Jones Industrial Average,(sm)" "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote the Trust. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The "Nasdaq 100(R)," "Nasdaq 100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Trust has not been passed on by the Corporations as to its legality or suitability. The Trust is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Trust.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Nike Securities L.P. The Value Line(R) Target Strategy is not sponsored, recommended, sold or promoted by Value Line Publishing, Inc. Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trust.

Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and Value
Line are not affiliated with us and have not participated in creating the Trust or selecting the Securities for the Trust. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Certain of the strategies included in the Trust use dividend yield as a selection criterion, which employs a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trust or that these Securities will increase in value.


Technology Industry. Because more than 25% of the Trust is invested in technology companies, the Trust is considered to be concentrated in technology stocks. A portfolio concentrated in a single sector may present more risks than a portfolio that is broadly diversified. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Strategy. Please note that we applied each strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Trust's strategies or comparative index. Because the Trust is unmanaged and follows six strategies, the Trustee will not buy or sell Securities in the event the strategies are not achieving the desired results.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation and Philip Morris Companies Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, broker, and issuers in foreign countries.

The purchase and sale of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trust will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the foreign Securities is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

Exchange Rates. Because securities of foreign issuers generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trust) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trust would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

          Hypothetical Performance Information

The following table compares the hypothetical performance information for the specified combination of the six strategies which comprise the Trust in their respective proportions ("Target VIP Strategy") and the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its respective strategies for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.


- The Trust may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising the strategies.


- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the Trust will outperform the comparative index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P 500 Index has been included for comparative purposes only. The S&P 500 Index, which consists of 500 large-cap stocks chosen by Standard and Poor's to be representative of the leaders of various industries, does not represent all of the market sectors (such as domestic small-cap and foreign stocks) in which the Trust invests.

          COMPARISON OF TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales
     charges and expenses but not brokerage
             commissions or taxes.)
           Hypothetical
             Strategy                Index
          Total Returns(1)       Total Returns
          ______________         _____________
            Target VIP             S&P 500
Year         Strategy               Index
          ______________         ___________
1986      26.27%                 18.31%
1987      10.33%                  5.33%
1988       9.12%                 16.64%
1989      34.59%                 31.35%
1990      -2.46%                 -3.30%
1991      53.43%                 30.40%
1992       7.25%                  7.62%
1993      26.82%                  9.95%
1994       2.42%                  1.34%
1995      39.89%                 37.22%
1996      36.86%                 22.82%
1997      30.77%                 33.21%
1998      52.34%                 28.57%
1999      43.88%                 20.94%
2000      -7.29%                 -9.08%
2001      -9.34%                -11.83%
(thru 3/31)

____________

(1) The Strategy stocks for a given year consist of the common stocks selected by applying the Target VIP Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Target VIP Strategy achieved an average annual total return of 22.77%. In addition, over the full years listed above, the Target VIP Strategy achieved a greater average annual total return than the S&P 500 Index, which was 15.91%.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge of 2.65% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.165 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, ten monthly deferred sales charges of $.0165 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from October 19, 2001 through July 19, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.65% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum transactional sales charge is reduced, as follows:

                                         Your maximum
                                         transactional
If you invest                            sales charge
(in thousands)*                          will be
________________________                 _____________
$50 but less than $100                   2.40%
$100 but less than $150                  2.15%
$150 but less than $500                  1.80%
$500 but less than $1,000                1.65%
$1,000 or more                           0.90%

*Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Any reduced transactional sales charge is the responsibility of the party making the sale.

If you commit to purchase Units of the Trust, or subsequent series of the Trust, valued at $1,000,000 or more over a 12-month period, commencing with your first purchase you will receive the reduced sales charge set forth above on all individual purchases over $83,000.


You may use termination proceeds from other unit investments trusts with a similar strategy as the Trust, redemption or termination proceeds from any unit investment trust we sponsor or your Rollover proceeds from a previous series of the Trust to purchase Units of the Trust at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the deferred sales charge will be limited to 0.90% of the Public Offering Price), but you will not be eligible to receive the reduced transactional sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.



Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.


Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1 million or more).

Dealers and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                               Additional
(in millions)                             Concession
_____________________                     __________
$1 but less than $3                       0.050%
$3 but less than $5                       0.100%
$5 or more                                0.150%


Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the initial or deferred sales charge, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.


Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors and included a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies Trusts according to capitalization and/or investment style.

                  The Sponsor's Profits


We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.


In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .30% per Unit. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than .30% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss Upon Disposition.

If the Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each

Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property with a holding period of more than five years. Because the Trust has a maturity of approximately 16 months, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in the Securities if you are eligible for and elect to receive an In-Kind Distribution at redemption or termination.


Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into the next series of the Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.


Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") from the Trust when you redeem your Units or at the Trust's termination. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee
Accounts Unit holders must have held their Units for at least one month. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.


You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by the Trust that are derived from dividends of Securities of a foreign corporation and that are not effectively connected to your conduct of a trade or business within the United States will generally not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other U.S. persons, provided that less than 25% of the gross income of the foreign corporation over the three-year period ending with the close of the taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States.

Some distributions by the Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by the Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the

Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."


If you tender at least 5,000 Units, or other such amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must have held their Units for at least one month. No In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.


Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units (currently expected to be $.165 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.


We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 5,000 Units of the Trust, or such other amount as required by your broker/dealer, the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. This option is generally available only for stocks traded and held in the United States, thus excluding most foreign Securities. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on

Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             FIRST TRUST(R)

                       Target VIP Portfolio Series
                                 FT 543

                                Sponsor:

                         Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                       ________________________

  This prospectus contains information relating to Target VIP Portfolio
     Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-61706) and


-  Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trust, including its Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                       Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                              May 31, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                            First Trust (R)

                         TARGET PORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in the Target Portfolio Series not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated May 31, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The Nasdaq Stock Market, Inc.                                   2
Value Line Publishing, Inc.                                     3
Risk Factors
   Securities                                                   3
   Dividends                                                    3
   Small-Cap Companies                                          3
   Foreign Issuers                                              4
Litigation
   Microsoft Corporation                                        4
   Tobacco Industry                                             5

Concentration
   Technology Companies                                         5

Portfolio                                                       6

Dow Jones & Company, Inc.

The Trust is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE

ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trust. S&P has no obligation to take the needs of the licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The Target VIP Portfolio Series is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio Series or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio Series particularly, or the ability of the Nasdaq 100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq 100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP Portfolio Series into consideration in determining, composing or calculating the Nasdaq 100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio Series to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio Series is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO SERIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL

DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to Nike is VLPI's licensing to Nike of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to Nike, this Product or any investor. VLPI has no obligation to take the needs of Nike or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trust to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of the Trust.


Concentration



Technology Companies. The Trust is considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.



Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.



Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.



Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.


Portfolio

Dow DART 5 Strategy Stocks


E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.



The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


European Target 20 Strategy Stocks


ABN AMRO Holding NV, headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.



Abbey National Plc, headquartered in London, England, is a financial services group. The company provides personal saving accounts, mortgages, secured and unsecured lending, banking and investment services, life and general insurance, and wealth management services. A subsidiary, Abbey National Treasury Services Plc, provides international wholesale banking services.



BG Group Plc, headquartered in Berkshire, England, is an international energy company that develops and supplies gas markets worldwide. The company and its subsidiaries also provide exploration and production; research and technology; and property development services.



British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."



CGNU Plc, headquartered in London, England, is the holding company for Commercial Union Assurance Company Plc, an international life and property-casualty insurance operation. Through its subsidiary, the company transacts all classes of insurance and life assurance excluding industrial life. The company also does business in property investment and development, loans and mortgages.



Cable & Wireless Plc, headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United

Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.



Compass Group Plc, headquartered in Chertsey, England, Group is the world's largest food service company, with operations in more than 70 countries. The company provides contract catering and concession services at airports, hospitals, rest areas, and schools.



DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures and markets automobiles and other vehicles worldwide. The company also provides electronics and telecommunications services as well as aerospace, defense and financial services.



Diageo Plc, headquartered in London, England, has operations in food, alcoholic beverages, fast food restaurants and property management. The company markets food products under the "Pillsbury," "Haagen Dazs," and "Green Giant" brand names; and liquor and beer products under the "Smirnoff," "J&B Rare," "Johnnie Walker," "Jose Cuervo," "Baileys," "Harp" and "Guinness Stout" names. The company also owns "Burger King" restaurants.



Endesa SA, headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.



Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.



Fortis (B), headquartered in Brussels, Belgium, provides banking, insurance, and investor services through companies in Belgium, the Netherlands and the United States. The Fortis companies offer life and non-life insurance lines such as health, auto and workers' compensation.



HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.



Halifax Group Plc, headquartered in Halifax, England, provides a full range of personal financial services throughout the United Kingdom.



Koninklijke (Royal) KPN NV, headquartered in The Hague, the Netherlands, is a telecommunications company that provides services throughout the Netherlands. The company also operates internationally in four business areas: fixed telephone, mobile communications, IP/data services, and Internet, call center and media services.



Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.



Prudential Plc, headquartered in London, England, provides a wide assortment of insurance and investment products internationally. The company's insurance lines cover home and motor, life, accident and health, property and casualty insurance. Investment and financial services include group and individual pensions, personal equity plans, mortgages and deposit accounts.



Reuters Group Plc, headquartered in London, England, supplies financial data, transaction systems, information management systems, numeric and textual databases, news, news pictures and television news to the global business and news media communities. The company also provides brokerage services via Instinet and investment in internet and technology start-up companies.



San Paolo-IMI SpA, headquartered in Turin, Italy, operates as a commercial bank in Italy and abroad and is the holding company of a diversified financial group which includes municipal lender "Crediop."



ScottishPower Plc, headquartered in Glasgow, Scotland, is an integrated power and energy group which generates and supplies electricity and provides electrical power systems throughout the United Kingdom. The company also supplies water and waste water services, operates in the gas and telecommunications sectors, and sells and services electrical goods and home entertainment appliances.


Nasdaq Target 15 Strategy Stocks


Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering.

The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



Biomet, Inc., headquartered in Warsaw, Indiana, and its subsidiaries, make and sell reconstructive and trauma devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, powered surgical instruments, general surgical instruments, arthroscopy products and craniomaxillofacial products. The company's products are used primarily by orthopedic medical specialists in both surgical and non-surgical therapy.



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products as well as client/server systems management and application development products. The company also offers data processing professional services.



Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Molex Incorporated, headquartered in Lisle, Illinois, makes electronic, electrical and fiber optic interconnection products and systems;
switches; value-added assemblies; and application tooling. The company serves original equipment manufacturers in such industries as automotive, computer, computer peripheral, business equipment, telecommunications, consumer products and premise wiring.



PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium-
 and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.



PeopleSoft, Inc., headquartered in Pleasanton, California, develops, markets and supports public sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications. The company's products are used in large and medium-sized companies, higher education institutions and government agencies.



Smurfit-Stone Container Corporation, headquartered in Chicago, Illinois, produces paperboard for conversion into corrugated containers, folding cartons and industrial packaging; produces newsprint; collects or brokers wastepaper; and produces labels and flexible packaging. The company operates factories around the world.


S&P Target 10 Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.



The Boeing Company, headquartered in Seattle, Washington, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.



Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.



Loews Corporation, headquartered in New York, New York, is a holding company with interests in insurance, tobacco, oil and gas drilling, hotels, and watches/timing devices. The company's subsidiaries include CNA Financial Corporation, a global insurance company.



McKesson HBOC, Inc., headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.



Philip Morris Companies Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.



The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.



Tenet Healthcare Corporation, headquartered in Santa Barbara,
California, owns or operates acute care hospitals and related healthcare facilities in 22 states; and holds investments in other healthcare companies.


Target Small-Cap Strategy Stocks


1-800 CONTACTS, Inc., headquartered in Draper, Utah, is a direct marketer of replacement contact lenses. Through its toll-free telephone number, it sells substantially all of the most popular brands of contact lenses.



Advanced Digital Information Corporation, headquartered in Redmond, Washington, designs, makes, markets and supports specialized data storage peripherals used to back up and archive electronic data for PC-based and UNIX client/server network computing environments.



American Italian Pasta Company, headquartered in Kansas City, Missouri, produces more than 80 dry pasta shapes from two vertically-integrated milling and pasta production and distribution facilities, generating its revenues from both the retail and institutional markets.



AremisSoft Corporation, headquartered in Westmont, New Jersey, develops, markets, implements and supports enterprise-wide applications software which manages and executes different accounting, purchasing, manufacturing, customer service and sales and marketing functions.



Argosy Gaming Company, headquartered in Alton, Illinois, is engaged in business of providing casino style gaming and related entertainment to the public and, through its subsidiaries or joint ventures, operates riverboat casinos.



Atlantic Coast Airlines Holdings, Inc., headquartered in Dulles, Virginia, operates a regional airline serving 25 states, operating mainly from Dulles International Airport, which serves the northern Virginia and Washington, D.C. markets. The company markets itself as "United Express" and is the only code-sharing regional airline for United Airlines, Inc. operating as United Express in the eastern United States.



BARRA, Inc., headquartered in Berkeley, California, develops, markets and supports application software and information services used to analyze, manage and trade portfolios of equity, fixed income, derivatives and other financial instruments. The company and its subsidiaries are engaged in integrated business activities that combine technology, data, software and services to help clients make investment and trading decisions.



Borland Software Corporation, headquartered in Scotts Valley,
California, is a provider of Internet enabling software and services designed to reduce the complexity of application development for corporations and individual programmers.



The Children's Place Retail Stores, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.

Comstock Resources, Inc., headquartered in Frisco, Texas, is engaged in the acquisition, production and exploration of oil and natural gas properties in Texas, Louisiana and the Gulf of Mexico.



DDi Corp., headquartered in Anaheim, California, provides electronics design, development and manufacturing services to original equipment manufacturers and others, specializing in providing technologically advanced services to customers on a short turnaround basis.



The Earthgrains Company, headquartered in St. Louis, Missouri, is an international manufacturer, distributor and consumer marketer of packaged fresh bread and baked goods and refrigerated dough products.



Evergreen Resources, Inc., headquartered in Denver, Colorado, acquires, explores for, develops and operates oil and gas properties. The company's principal focus is on the development of its coalbed methane project in the Raton Basin in southern Colorado.



IMPATH Inc., headquartered in New York, New York, provides the expertise to establish correct diagnosis, accurate prognosis, treatment determination and patient follow-up, all of which are essential for making medically optimal and cost-effective cancer management decisions. The company is focused exclusively on the analysis of cancer, combining advanced technologies and medical expertise to provide patient-specific diagnostic, prognostic and treatment information to physicians involved in the treatment of cancer.



IXYS Corporation, headquartered in Santa Clara, California, designs, develops and markets power semiconductors used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies and switch mode power supplies) and medical electronics.



Integrated Circuit Systems, Inc., headquartered in Norristown,
Pennsylvania, designs, develops, and markets silicon timing devices for consumer and business electronics.



KB Home, headquartered in Los Angeles, California, is a builder of single-family homes with domestic operations in six western states, and international operations in France.



Kellwood Company, headquartered in St. Louis, Missouri, manufactures and markets diversified lines of men's, women's, and children's clothing, sleeping bags, and other soft goods.



MapInfo Corporation, headquartered in Troy, New York, designs, develops, markets, licenses and supports mapping software products, application development tools and data products. The company also provides a range of consulting and support services.



MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.



Mercury Computer Systems, Inc., headquartered in Chelmsford,
Massachusetts, designs, manufactures and markets real-time digital signal processing computer systems which transform sensor generated data into information that can be displayed as images for human interpretation or subjected to computer analysis.



Robert Mondavi Corporation (Class A), headquartered in Oakville,
California, is a producer of premium table wines, including the labels "Robert Mondavi Winery," "Robert Mondavi Coastal," "La Famiglia di Robert Mondavi," "Woodbridge Winery," "Arrowood Vineyards & Winery" and "Byron Vineyard & Winery," among others.



Newpark Resources, Inc., headquartered in Metairie, Louisiana, is a provider of drilling fluids, site access and environmental services to the oil and gas exploration and production industry. The company operates primarily in the United States Gulf Coast market.



Offshore Logistics, Inc., headquartered in Lafayette, Louisiana, is a supplier of helicopter transportation services to the worldwide offshore oil and gas industry.



Owens & Minor, Inc., headquartered in Glen Allen, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated healthcare systems and group purchasing organizations, with distribution centers located throughout the United States.



Park Electrochemical Corp., headquartered in Lake Success, New York, is a global designer and producer of advanced electronic materials. The company's materials are used to fabricate complex multilayer printed circuit boards, semiconductor packages and other electronic interconnection systems. The company also manufactures specialty adhesive tapes, advanced composite materials and microwave circuitry materials for the electronics, aerospace and industrial markets.



Regis Corporation, headquartered in Edina, Minnesota, is an owner, operator, franchisor and acquirer of hair and retail product salons.



Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" casual dining restaurants located primarily in the southeast, northeast, mid-Atlantic and midwest regions of the United States.



SCP Pool Corporation, headquartered in Covington, Louisiana, distributes swimming pool supplies and related products to swimming pool remodelers and builders, independent retail stores and swimming pool repair and service companies.



Southwest Bancorporation of Texas, Inc., headquartered in Houston,
Texas, through its wholly-owned Southwest Bank of Texas N.A., provides a full range of commercial and private banking services to small and middle market businesses and individuals in the Houston metropolitan area.



Stein Mart, Inc., headquartered in Jacksonville, Florida, operates a retail chain offering fashionable, current-season, primarily branded merchandise comparable in quality and presentation to that of traditional department and fine specialty stores at prices typically 25% to 60% below those regularly charged by such stores.



SymmetriCom, Inc., headquartered in San Jose, California, designs, manufactures and markets advanced network synchronization and timing products and intelligent access systems for global telecommunications markets.



Ultratech Stepper, Inc., headquartered in San Jose, California, develops, manufactures, and markets photolithography equipment designed to reduce the cost of manufacturing integrated circuits and thin-film heads for disk drives.



Unisource Energy Corporation, headquartered in Tucson, Arizona, is a holding company for Tucson Electric Power Company, an electric utility, and Millennium Energy Holdings, Inc., which invests in energy-related ventures.



Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.



Vans, Inc., headquartered in Santa Fe Springs, California, is a branded sports and lifestyle company that operates retail stores in the United States and Europe. The company also designs, markets and distributes active-casual footwear, clothing and accessories, performance footwear for Core Sports, snowboard boots, step-in snowboard boot bindings, and outerwear worldwide.



Vital Signs, Inc., headquartered in Totowa, New Jersey, designs, manufactures and markets single-patient use products for the anesthesia, respiratory, critical care and emergency care markets.



Waste Connections, Inc., headquartered in Folsom, California, is a regional, integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in secondary markets of the western United States.



Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.



Wolverine World Wide, Inc., headquartered in Rockford, Michigan, is a designer, manufacturer and marketer of a broad line of quality casual shoes, rugged outdoor and work footwear, and constructed slippers and moccasins.


Value Line(R) Target Strategy Stocks


Abercrombie & Fitch Co., headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.



American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.



Ameron International Corporation, headquartered in Pasadena, California, is engaged in the manufacture of highly engineered products for sale to the industrial, chemical, energy and construction markets.



Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.



Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.



CEC Entertainment Inc., headquartered in Irving, Texas, is engaged in the family restaurant/entertainment center business. The company's "Chuck E. Cheese's" restaurants offer a variety of pizzas, sandwiches and desserts, and feature musical and comic entertainment by life-size, computer-controlled robotic characters, family-oriented games, rides and arcade-style activities.



Career Education Corporation, headquartered in Hoffman Estates,
Illinois, is a provider of private, for-profit postsecondary education, with campuses throughout the United States, Canada, the United Kingdom and the United Arab Emirates.



Caremark Rx, Inc., headquartered in Birmingham, Alabama, provides pharmacy benefit management services and therapeutic pharmaceutical services.



Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.



Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.



Hancock Fabrics, Inc., headquartered in Tupelo, Mississippi, and its subsidiaries are engaged in the retail and wholesale fabric business, selling fabric and related accessories to the home sewing and home decorating market and at wholesale to retailers.



Hot Topic, Inc., headquartered in City of Industry, California, sells music-licensed and music-influenced apparel, accessories and gift items for young men and women through its retail stores.



Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.



ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technology-oriented postsecondary degree programs in the United States, offering associate, bachelor and master degree programs and non-degree diploma programs.



Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.



M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.



NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.



OMI Corporation, headquartered in Stamford, Connecticut, operates as a bulk shipping company which provides seaborne transportation services, primarily of crude oil and petroleum products, in the international shipping market. The company's client base includes major independent and state-owned oil companies, oil traders and government entities.



PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.



Pharmaceutical Product Development, Inc., headquartered in Wilmington, North Carolina, provides a broad range of integrated product development services on a global basis to complement the research and development activities of companies in the pharmaceutical and biotechnology industries. The company offers assessment and management of chemical and environmental health risk and provides research, development and consulting services in the life, environmental and discovery sciences.



Polo Ralph Lauren Corporation, headquartered in New York, New York, is engaged in the design, marketing and distribution of premium lifestyle products in the four categories of accessories, apparel, fragrance and home.



Renaissance Learning, Inc., headquartered in Wisconsin Rapids,
Wisconsin, provides learning information systems to grades K-12, consisting of computer software and related training designed to improve students' academic performance by increasing the quality, quantity and timeliness of performance data.



The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.



Strayer Education, Inc., headquartered in Washington, D.C., through its wholly-owned subsidiary, Strayer University, Inc., operates Strayer University, a regional institution of higher education that offers undergraduate and graduate degree programs to students at campuses in Washington, D.C., Maryland and Virginia.



The Wet Seal, Inc. (Class A), headquartered in Foothill Ranch,
California, is a nationwide specialty retailer of fashionable and contemporary apparel and accessory items designed for consumers with a young, active lifestyle.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1
                           SIGNATURES

     The Registrant, FT 543, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 543, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on May 31, 2001.

                              FT 543

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   May 31, 2001
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.


                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-61706 of FT 543 of our report dated May 31, 2001 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
May 31, 2001



                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 543 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-7